Exhibit 99.1

Scotiabank grows in the Dominican Republic

Santo Domingo/Toronto, July 8, 2003 — Scotiabank announced today that it has signed a Memorandum of Understanding with financial authorities that will enable it to more than double its presence in the Dominican Republic. The transactions covered by the agreement include Scotiabank acquiring up to 35 branches and hiring up to 460 employees of the dissolved Banco Intercontinental (Baninter) as well as purchasing select financial assets including credit card, personal and commercial loans which meet quality and other loan criteria acceptable to Scotiabank.

“As an international bank with more than 170 years experience, we are very pleased to have reached this agreement in the Dominican Republic. We have a long history in the country and have worked with generations of customers, giving us a deep commitment to the people and communities we serve,” said Rick Waugh, President, Scotiabank. “Today’s announcement underscores our commitment to continue the growth that we have been seeing in the Dominican Republic, and will give us a major presence right across the country.”

Completion of the various transactions specified in the Memorandum of Understanding are subject to a number of conditions, including finalizing and signing definitive documents. The transactions will occur in two steps. The first, which is expected to occur in the next 10-15 days is the purchase of a select portion of the credit card portfolio. The second, which involves acquiring up to 35 branches and select personal and commercial loans, is expected to commence in 30 days and will be completed over a three-month period. Scotiabank is not assuming any liabilities of Baninter, but will be working with customers who hold deposits to enable them to open a Scotiabank account if they choose to do so. Full details of the agreement were not disclosed, but the transaction is to include the purchase of real estate of approximately US $25 million plus an option to purchase financial assets. With the completion of this agreement, Scotiabank will be the 5th largest private bank in the Dominican Republic in terms of branches.

“We continue to see tremendous potential in this market,” said Peter Cardinal, Scotiabank Executive Vice-President, Latin America. “Having been in the Dominican Republic for 83 years, Scotiabank is the oldest bank in the country, and we have the experience and expertise to ensure that our customers receive the products and services to meet their individual needs. Providing a superior level of service to our customers is a priority for Scotiabank.”

In the last year alone Scotiabank has added five new branches in the Dominican Republic, and will be opening another one in Santo Domingo this fall. At the same time, the Bank continues to build on products and services, having introduced a new customer contact center, telephone banking, and having made changes within branches to give staff more time to spend directly with customers.

“Our employees look forward to welcoming new customers to Scotiabank and reaching out to new communities as a result of this agreement,” said Mr. Cardinal. “In every country where we operate, we are proud to be a local bank given our commitment to our employees, our customers, and our communities. From scholarships and training programs to dental care and education for disadvantaged children, Scotiabank supports a wide range of very important local initiatives and we look forward to continuing to support our communities.”

Scotiabank is one of North America’s premier financial institutions, Canada’s most international bank and the leading bank in the Caribbean. For more than 110 years, Scotiabank has been contributing to the lives of people in communities across 25 countries in the Caribbean and Central America. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$292 billion in assets (as at April 30, 2003), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

To view this release in Spanish, please go to http://files.newswire.ca/295/SpanishReleaseJuly8.doc

ENDS

Contact: Toronto: Ann Wales, Scotiabank Public Affairs, 416-866-3703, ann_wales@scotiabank.com

Santo Domingo: Yocasta de la Cruz, Scotiabank Sales and Marketing, 809-735-2714 yocasta.delacruz@scotiabank.com